DG FastChannel, Inc.
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039

July 20, 2007

VIA EDGAR CORRESPONDENCE

Michael McTiernan, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

  Re:
  DG FastChannel, Inc.
  Registration Statement on Form S-4, as filed on June 8, 2007 and amended on June 27, 2007 and July 11, 2007 (File No. 333-143629)

Dear Mr. McTiernan:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, DG FastChannel, Inc. (the "Registrant"), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective as soon as practicable. Please send a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: William P. O'Neill, by facsimile at (202) 637-2201. Mr. O'Neill's direct line is (202) 637-2275.

        The Registrant acknowledges the following:

  •
  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your assistance in this matter.

Sincerely yours,
DG FastChannel, Inc.
By:	/s/ JOHN D. PALMER
Name:	John D. Palmer
Title:	Assistant Secretary & Corporate Controller